UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 7, 2019

_____

In the Matter of

Gotham Ballers, Inc.
234 West 34th Street
9th Floor
New York, NY 10122

File No. 024-10787

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     ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

       Gotham Ballers, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on March 7, 2019.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

                                  Brent J. Fields
                                  Secretary